FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Month of March 2014

Commission File Number – 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Name of Registrant)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Andhra Pradesh 500 034, India

+91-40-4900-2900

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

(1)	Press Release, “Dr. Reddy’s announces the Launch of Moxifloxacin Hydrochloride Tablets”, March 5, 2014.	3

(2)	Press Release, “Dr. Reddy’s announces the Launch of Amlodipine Besylate and Atorvastatin Calcium Tablets”, March 27, 2014.	5

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad - 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Moxifloxacin Hydrochloride Tablets

Hyderabad, India, March 05, 2014

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) announced today that it has launched Moxifloxacin Hydrochloride Tablets, 400 mg, a therapeutic equivalent generic version of Avelox® (moxifloxacin HCl) tablets 400 mg in the US market on March 04, 2014, following the approval by the United States Food & Drug Administration (USFDA).

The Avelox® (moxifloxacin HCl) tablets brand had U.S. sales of approximately $195 Million for the most recent twelve months ending in December 2013 according to IMS Health*.

Dr. Reddy’s Moxifloxacin Hydrochloride Tablets, 400 mg is available in bottle counts of 30.

WARNING:

Fluoroquinolones, including moxifloxacin, are associated with an increased risk of tendinitis and tendon rupture in all ages. This risk is further increased in older patients usually over 60 years of age, in patients taking corticosteroid drugs, and in patients with kidney, heart or lung transplants.

Fluoroquinolones, including moxifloxacin, may exacerbate muscle weakness in persons with myasthenia gravis. Avoid moxifloxacin in patients with known history of myasthenia gravis.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets. For more information, log on to: www.drreddys.com

Avelox® is a registered trademark of Bayer Aktiengesellschaft and is used under license by Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc.

*	IMS National Sales Perspectives: Retail and Non-Retail December 2013

For more information, please contact:

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Saunak Savla at saunaks@drreddys.com /+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1-609-375-9831

Media:

SVS Chowdary at chowdaryl@drreddys.com/ +91-40-49002448

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad—500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com

Dr. Reddy’s announces the Launch of Amlodipine Besylate and Atorvastatin Calcium Tablets

Hyderabad, India, March 27, 2014

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Amlodipine Besylate and Atorvastatin Calcium Tablets 2.5/10mg, 2.5/20mg, 2.5/40mg, 5/10mg, 5/20mg, 5/40mg, 5/80mg, 10/10mg, 10/20mg, 10/40mg and 10/80 mg a therapeutic equivalent generic version of CADUET® (amlodipine Besylate and atorvastatin calcium) tablets, in the US market on March 26, 2014, following the approval by the United States Food & Drug Administration (USFDA).

The CADUET® tablets brand and generic had U.S. sales of approximately $163 Million MAT for the most recent twelve months ending in January 2014 according to IMS Health*.

Dr. Reddy’s Amlodipine Besylate and Atorvastatin Calcium Tablets are available in bottle counts of 30 and 90**.

Disclaimer

This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s

Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Major therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infective. Major markets include India, USA, Russia-CIS and Europe apart from other select geographies within Emerging Markets. For more information, log on to: www.drreddys.com

CADUET® is a registered trademark of Pfizer Inc.

*	IMS National Sales Perspectives: Retail and Non-Retail MAT January 2014

**	available for select strengths only

For more information, please contact:

Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com /+91-40-66834297

Saunak Savla at saunaks@drreddys.com /+91-40-49002135

Milan Kalawadia (USA) at mkalawadia@drreddys.com /+1-609-375-9831

Media:

SVS Chowdary at chowdaryl@drreddys.com/ +91-40-49002448

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ Sandeep Poddar
Date: April 8, 2014		Name:	Sandeep Poddar
		Title:	Company Secretary